BLUE EARTH, INC.
2298 Horizon Ridge Parkway, Suite 205
Henderson, NV 89052
(702) 499-1347

April 11, 2011

Via EDGAR Correspondence

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Blue Earth, Inc.
Current Report on Form 8-K/ No. 2
File No. 333-148346

Dear Mr. Cascio:

In response to the Staff’s Comment Letter dated April 1, 2011, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE EARTH, INC.

By: /s/ Johnny R. Thomas
Johnny R. Thomas, CEO